AMERICAN NATIONAL INSURANCE COMPANY

WILLIAM F. CARLTON SENIOR VICE PRESIDENT, CORPORATE CONTROLLER

One Moody Plaza, Galveston, TX 77550

Phone: (409) 766-6480 Fax: (409) 766-6936 E-mail: bill.carlton@anico.com

January 12, 2012

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American National Insurance Company

Form 10-K for the Year Ended December 31, 2010

Filed on March 2, 2011

File Number: 001-34280

Dear Mr. Rosenberg:

We have received your letter dated December 22, 2011, regarding the above-referenced report filed by American National Insurance Company (“American National” or the “Company”) under the Securities Exchange Act of 1934. The Company appreciates the Staff’s input and has set forth below a response to each of the comments contained therein. For your convenience, we have set forth the comments in bold typeface and appearing below each comment are our explanatory remarks.

Item 8. Financial Statements and Supplementary Data

Balance Sheet, page 91

1.	Please confirm to us that in future filings, starting with your Form 10-K for the Fiscal Year Ended December 31, 2011, you will state parenthetically in the balance sheet (a) the basis of determining the amounts shown for investments in the balance sheet and (b) as to fixed maturities and equity securities either aggregate cost or aggregate value at the balance sheet date, whichever is the alternative amount of the carrying value in the balance sheet. Refer to Note (1) of Rule 7-03(a)1 of Regulation S-X.

We confirm that beginning with our Form 10-Q filing for the period ended June 30, 2011, we began stating the basis of determining the amounts shown for investments in the balance sheet as well as aggregate cost or aggregate value at the balance sheet date (whichever is the alternative amount of the carrying value in the balance sheet) for fixed maturities and equity securities. We confirm we will continue including this information in our Form 10-K filing for the year ended December 31, 2011 and in future filings consistent with Note (1) of Rule 7-03(a)1 of Regulation S-X.

Notes to the Consolidated Financial Statements

3.	Investments, page 105

1.	Regarding unrealized losses of 12 months or more on equity securities at both December 31, 2009 and 2010, please tell us the evidence you had at the date of filing that a recovery would occur notwithstanding an ability and intent to hold the security until a market price recovery. Also, for any unrealized losses on equity securities at September 30, 2011, please tell us the amount and duration of the unrealized loss and why, for each, you believe an other than temporary impairment is not required.

The summary of unrealized losses on equity securities with an unrealized loss position for 12 months or more is as follows ($ in thousands):

	September 30,	September 30,	September 30,
	December 31, 2009	December 31, 2010	September 30, 2011
Unrealized Losses on Securities with an Unrealized Loss Position for 12 Months or More	$9,028	$2,139	$146

Unrealized Loss as a Percent of the Cost of the Securities	15.00%	4.90%	11.10%

Unrealized Loss as a Percent of Total Equity Securities	0.90%	0.20%	0.02%

Total Equity Securities Percentage of Total Investments	5.80%	6.00%	5.10%

(Unrealized loss duration was measured using the difference between the investment’s cost and monthly closing prices for the periods ending December 31, 2009 and 2010 and weekly closing prices for the period ended September 30, 2011)

The primary evidence available at the time of filing that a recovery would occur was our analysis of the financial condition and prospects of the individual companies taking into account the amount of the unrealized loss, the company’s fundamentals, market conditions and trading history, notwithstanding our ability and intent to hold the securities until market recovery. The relative magnitude of the unrealized loss in dollars, and as a percent of the investment’s cost was also considered (in the over 12 month amounts for the reports referenced, for common stocks with unrealized losses greater than 25% of cost, the unrealized losses amounted to only $107,000), as well as the length of time the security was experiencing a continuous unrealized loss position.

In 2009 and 2010 the length of time the securities were in an unrealized loss position was not a primary factor in our analysis of securities with an immaterial amount of unrealized loss. However, as we performed reviews through the periods referenced and the equity markets continued to exhibit a prolonged down period combined with significant market volatility, we have placed more weight on the period of time an individual security has experienced a continuous loss position.

The amount and duration of the unrealized losses on equity securities greater than 12 months as of September 30, 2011 were as follows ($ in thousands):

	September 30,	September 30,	September 30,	September 30,
Company	Ticker	Unrealized Loss	Cost Basis	Duration (months)
Abbott Laboratories	ABT	$33	$381	36
Eli Lilly and Co	LLY	33	419	32
Boston Scientific Corp	BSX	21	89	18
Gilead Sciences Inc	GILD	20	136	17
PPL Corp	PPL	13	116	20
PepsiCo Inc	PEP	13	93	35
BP PLC	BP	7	25	16
Intel Corp	INTC	6	59	17

Totals		$146	$1,318

For each of these companies, as well as for companies with an unrealized loss with duration of less than 12 months, we considered the underlying business fundamentals as well as the relatively small percent by which cost basis exceeded the then current market value, the recent trading history using daily closing information to obtain insight beyond the simpler point to point measurement inherent in weekly price measurements and the precipitous drop of the equity market in general during the preceding three months.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (409) 766-6480.

Very truly yours,

/s/ William F. Carlton

William F. Carlton

Senior Vice President & Corporate Controller

American National Insurance Company

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